Exhibit 107

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$1,200,000,000	0.0000927	$111,240

Fees Previously Paid	—		—

Total Transaction Valuation	$1,200,000,000

Total Fees Due for Filing			$111,240

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$111,240